June 6, 2019

Tricia Plouf
Chief Financial Officer
Trupanion, Inc.
6100 5th Avenue S
Suite 200
Seattle, Washington 98108

       Re: Trupanion, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-36537

Dear Ms. Plouf:

       We have reviewed your May 15, 2019 response to our comment letter and have the following comment.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our May 2, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates
Reserve for Veterinary Invoices, page 56

1. The sentence you highlight in response to prior comment 3 is a statement of historical fact related to subsequent development of your reserve recorded at December 31, 2017. The sentence we highlighted in our prior comment was forward-looking. As you identify the reserve for veterinary invoices as a critical accounting estimate, please represent to us that in future filings you will reinstate a similar sentence, if it is true, or that you will add the sensitivity analysis related to reasonably likely changes in your underlying reserving assumptions for your claims reserve for veterinary invoices consistent with Section V of
      Release No. 33-8350 Commission guidance regarding managements' discussion and analysis of financial condition and results of operations.
 Tricia Plouf
Trupanion, Inc.
June 6, 2019
Page 2

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameTricia Plouf                         Sincerely,
Comapany NameTrupanion, Inc.
                                                       Division of Corporation
Finance
June 6, 2019 Page 2                                    Office of Healthcare &
Insurance
FirstName LastName